EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in millions)	2015	2014	2015	2014
Earnings before income taxes	$2,744	$2,397	$5,234	$4,291
Fixed charges	190	188	381	380
Total earnings available for fixed charges	$2,934	$2,585	$5,615	$4,671

Fixed Charges:
Interest expense	$151	$155	$301	$315
Interest component of rental payments	39	33	80	65
Total fixed charges	$190	$188	$381	$380
Ratio of earnings to fixed charges	15.4	13.8	14.7	12.3

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.